August 17, 2004

Dear Foster Wheeler Trust Preferred Security Holder:

        As you may know, Foster Wheeler launched an exchange offer on June 11, 2004. Since that time, you have likely received as many as three large mailings from Foster Wheeler, as you are a holder of one of the securities impacted by the exchange offer.

        This latest mailing is a part of the ongoing equity for debt exchange offer that is scheduled to expire on August 30, 2004, unless extended. The purpose of this mailing is to provide you with additional information—specifically our second quarter financial results. There has been no change to the terms of the exchange offer from the prior mailing.

        While the Company had a strong second quarter, we do not expect to be able to replicate these results during the remainder of 2004, for the reasons mentioned in the Management's Discussion and Analysis section of the enclosed Form 10-Q, starting on page 70. With over $1 billion of total debt, we remain convinced that we need to successfully complete this equity for debt exchange offer.

        If successful, the exchange offer, along with an investment of $120 million in Foster Wheeler by a group of investors, would result in the:

  •
  Exchange of your trust preferred security for combination of preferred shares, common shares and warrants;

  •
  Reduction of Foster Wheeler's total debt by approximately $410 million and annual interest expense by approximately $22 million; and

  •
  Elimination of any material scheduled corporate debt maturities until 2011.

        To reach our target debt reduction of approximately $410 million, Foster Wheeler would need to meet the minimum participation conditions for each participating security.

        Holders of at least 75% of the securities must tender in order to satisfy the conditions of the exchange offer.

        I ask that you please give this exchange offer your consideration.

        If you have already tendered your securities and still wish to participate in the exchange offer, you do not need to take any additional steps.

Should you have any questions, please contact your broker or investment advisor. You may also contact Georgeson Shareholder Communications at (800) 891-3214.

Thank you for your time.

Very truly yours,

John T. La Duc Executive Vice President and Chief Financial Officer Foster Wheeler Ltd.

FOSTER WHEELER LTD.
CLARENDON HOUSE, 2 CHURCH STREET
HAMILTON, HM CX, BERMUDA
MAILING ADDRESS: PERRYVILLE CORPORATE PARK, CLINTON, NJ 08809-4000
TEL: (908) 730-4000